UNITED STATES SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For May 29, 2003

Commission File Number 1-7953

Rio Algom Limited

(Translation of Registrant’s name into English)

66 Wellington Street West, Suite 3600 Toronto, Ontario, Canada	M5H 1N6
(Address of Principal Executive Offices)	(Zip Code)

(416) 868-7544

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐    Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐    No  ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submitted with this Form 6-K are the following documents:

Press Release dated May 29, 2003 relating to the financial results for the third quarter ended March 31, 2003.

Interim Report for the nine months ended March 31, 2003.

Rio Algom	News	Contact: Peter De Zwart Tel: 713-961-8237

Financial Results for the third-quarter Ended March 31, 2003

TORONTO, May 29, 2003 – Rio Algom Limited today reported net earnings of US$22 million for the third quarter ended March 31, 2003 compared to US$17 million for the quarter ended March 31, 2002. Net earnings for the nine months ended March 31, 2003 were US$43 million compared to US$33 million for the year before.

	Quarter ended	Quarter ended
	Mar 31, 2003	Mar 31, 2002

Total revenue (US$ millions)	$130	$113
Operating profit (US$ millions)	33	20
Net earnings for the period (US$ millions)	$22	$17

Higher earnings of US$22 million resulted mainly from higher average realized copper prices, partly offset by lower sales volume.

Cash and cash equivalents at March 31, 2003 were US$243 million compared to US$206 million at June 30, 2002. Cash flow from operating activities for the third quarter ended March 31, 2003 was US$53 million compared to US$38 million for the quarter ended March 31, 2002.

Highlights:

•	On January 31, 2003, the company redeemed all of the C$353,378,000 outstanding 5.5% convertible debentures.

•	Realized copper prices (excluding Alumbrera) were US$0.77 per pound for the third quarter of this year compared to US$0.71 per pound in the third quarter of last year.

•	Cash flow from operating activities before changes in non-cash working capital was US$46 million for the quarter compared to US$41 million for the third quarter of last year.

•	Rio Algom reached conditional agreement for the disposal of its 25% equity interest in the Alumbrera copper-gold mine in Argentina for the purchase price of US$180 million. The conditions have not yet been satisfied.

Effective the third quarter ended March 31, 2002, the company’s financial statements are being reported in US dollars.

Rio Algom Limited
66 Wellington Street West,
Suite 4200
Toronto, Ontario
Canada M5H 1N6

Rio Algom Limited

Interim Report for the Nine Months Ended
March 31, 2003

Rio Algom Limited (Rio Algom) is an international mining company and is an indirect wholly-owned subsidiary of BHP Billiton Plc, a global natural resources company.
Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

All financial figures are expressed in US dollars.

RIO ALGOM LIMITED
CONSOLIDATED BALANCE SHEETS
(unaudited – in millions of US dollars)

	March 31, 2003	June 30, 2002

Assets
Current
Cash and cash equivalents	$243	$206
Receivables and prepaid expenses	73	96
Inventories	62	60

	378	362
Property, plant and equipment	1,011	1,043
Mining properties	169	176
Investment	233	219
Loan receivable	—	247
Other assets	5	5
Non current future tax assets	80	23

	$1,876	$2,075

Liabilities
Current
Accounts payable and accrued liabilities	$108	$145
Current portion of long term debt	47	45

	155	190
Long term debt	501	529
Post-employment benefit obligations	20	20
Site restoration and related obligations	46	47
Non current future tax liabilities	205	136

	927	922

Shareholders’ equity
Equity portion of convertible debentures	—	222
Preferred securities	140	140
Common shares	368	368
Contributed surplus	43	43
Cumulative translation adjustment	90	100
Retained earnings	308	280

	949	1,153

	$1,876	$2,075

Approved on behalf of the Board of Directors:

/s/ Bradford A. Mills Bradford A. Mills Director	/s/ Gordon C. Gray Gordon C. Gray Director

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited – in millions of US dollars except per share data)

	Three Months Ended		Nine Months Ended

	March 31,	March 31,	March 31,	March 31,
	2003	2002	2003	2002

Mining revenue	$130	$113	$359	$307
Expenses
Cost of mine production	73	67	215	177
Selling, general and administration	1	3	7	15
Depreciation and amortization	24	24	71	66
Interest	8	7	24	18
Exploration	—	—	—	2

	106	101	317	278

	24	12	42	29
Investment and other income	2	9	9	18

Earnings before taxes and equity in net earnings of associated company	26	21	51	47
Income and mining taxes	(8)	(9)	(19)	(21)

Earnings before equity in net earnings of associated company	18	12	32	26
Equity in net earnings of associated company	4	5	11	7

Net earnings for the period	$22	$17	$43	$33

Accretion of equity element of convertible debentures	$—	$(2)	$(5)	$(6)
Dividends on preferred securities	$(3)	$(2)	$(10)	$(6)

Income attributable to the common shareholders	$19	$13	$28	$21

Per common share:
Net earnings for the period	$0.29	$0.20	$0.43	$0.32

Weighted average shares outstanding (in millions)	65.5	65.5	65.5	65.5

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW
(unaudited – in millions of US dollars)

	Three Months Ended		Nine Months Ended

	March 31,	March 31,	March 31,	March 31,
	2003	2002	2003	2002

CASH PROVIDED BY (USED IN) THE FOLLOWING:
Operating Activities
Net earnings for the period	$22	$17	$43	$33
Non-cash items:
Depreciation and amortization	24	24	71	66
Future income taxes	1	8	7	19
Equity in net (earnings) of associated company	(4)	(5)	(11)	(7)
Other non-cash items	3	(4)	5	(7)
Site restoration and related obligations	—	1	(2)	1
Changes in non-cash working capital:
Decrease (increase) in receivables and prepaid expenses and inventories	4	(14)	21	(26)
Increase (decrease) in accounts payable and accrued liabilities and taxes payable	3	11	(37)	2

	53	38	97	81

Financing Activities
Drawdown of senior project debt facilities	—	12	22	53
Repayment of senior project debt facilities	(23)	—	(47)	—
Repayment of convertible debentures	(232)	—	(232)	—
Decrease in long term debt and other obligations	(2)	(1)	(3)	(3)
Decrease in short term borrowings	—	(6)	—	(3)
Interest on equity portion of convertible debentures	—	(2)	(5)	(6)
Dividends on preferred securities	(3)	(2)	(10)	(6)

	(260)	1	(275)	35

Investing Activities
Decrease in loan receivable	224	14	243	61
Proceeds from sale of investment	—	—	—	5
Capital expenditures	(9)	—	(28)	(104)

	215	14	215	(38)

Increase in cash and cash equivalents during period	8	53	37	78
Cash and cash equivalents, beginning of period	235	112	206	87

Cash and cash equivalents, end of period	$243	$165	$243	$165

RIO ALGOM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months ended March 31, 2003 and 2002.

All currency references herein are to U.S. dollars unless otherwise specified. Reference to Canadian dollars is indicated by the symbol “C$”.

1.	Accounting policies

The unaudited interim consolidated financial statements of Rio Algom Limited (the “company”) are prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis. These interim financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the June 30, 2002 annual financial statements of the company.

2.	Key operating statistics

	Three Months Ended		Nine Months Ended

	Mar 31, 2003	Mar 31, 2002	Mar 31, 2003	Mar 31, 2002

Copper Production (millions of payable pounds)(a)
Cerro Colorado	71	69	216	219
Highland Valley Copper	29	32	93	102
Antamina	52	55	167	113
Alumbrera (b)	22	27	76	79

	174	183	552	513

Average Copper Cash Cost (US$ per pound after by-product credits)
Cerro Colorado	0.39	0.40	0.39	0.38
Highland Valley Copper	0.57	0.51	0.60	0.52
Antamina	0.43	0.40	0.43	0.45
Alumbrera	0.05	0.10	0.06	0.19

Copper Sales (millions of payable pounds)(a)
Cerro Colorado	86	73	210	217
Highland Valley Copper	22	26	93	106
Antamina	50	64	174	127
Alumbrera (b)	24	28	76	79

	182	191	553	529

Average Copper Price (US$ per pound)
Cerro Colorado	0.76	0.72	0.72	0.73
Highland Valley Copper (c)	0.77	0.61	0.68	0.66
Antamina	0.79	0.74	0.71	0.70
Alumbrera	0.78	0.75	0.71	0.67

Other Production (a)
Gold (thousands of ounces) (b)	35	49	121	136
Molybdenum (thousands of pounds)	580	267	1617	1090
Coal (thousands of tonnes)	139	144	491	435
Zinc (millions of pounds)	45	42	119	77

(a)	Rio Algom’s share.

(b)	Not included in mining revenue or operating profit as the company’s investment in Alumbrera is accounted for using the equity method.

(c)	Includes impact of currency hedge.

3.	Segment Disclosures (unaudited — in millions of US dollars)

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Segmented Earnings
For the Three Months Ended March 31, 2003 and 2002
Mining revenue	65	51	15	12	40	44	10	6	—	—	130	113
Cost of operations	35	27	11	11	17	27	10	4	—	—	73	69
Depreciation and amortization	11	12	2	3	11	9	—	—	—	—	24	24

Segment profit	19	12	2	(2)	12	8	—	2	—	—	33	20

Corporate expenses									(1)	(1)	(1)	(1)
Interest expense									(8)	(7)	(8)	(7)
Exploration									—	—	—	—
Investment and other income									2	9	2	9
Income and mining taxes									(8)	(9)	(8)	(9)

	19	12	2	(2)	12	8	—	2	(15)	(8)	18	12
Associated company:
Equity in net earnings	—	—	—	—	—	—	—	—	4	5	4	5

Net earnings (loss) for the period	19	12	2	(2)	12	8	—	2	(11)	(3)	22	17

Segmented Cash Flow
For the Three Months Ended March 31, 2003 and 2002
Operating activities	47	11	15	(1)	(28)	8	—	2	19	18	53	38

Capital expenditures	3	6	1	—	4	7	1	2	—	(15)	9	—

Segmented Balance Sheets
As at March 31, 2003 and June 30, 2002

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

Assets
Current assets	233	174	27	29	84	100	10	13	24	46	378	362
Fixed assets and mining properties	400	415	60	66	672	689	—	1	48	48	1,180	1,219
Investment	—	—	—	—	—	—	—	—	233	219	233	219
Other assets	2	14	4	3	70	—	—	—	9	258	85	275

Total assets	635	603	91	98	826	789	10	14	314	571	1,876	2,075

Liabilities
Current liabilities	26	15	19	17	69	109	3	2	38	47	155	190
Long term liabilities	129	134	10	8	428	379	2	8	203	203	772	732

Total liabilities	155	149	29	25	497	488	5	10	241	250	927	922

Net assets	480	454	62	73	329	301	5	4	73	321	949	1,153

Geographic Data

	Canada		Chile		Argentina		Peru		Total

For the Three Months Ended March 31, 2003 and 2002
Mining revenue	25	18	65	51	—	—	40	44	130	113

As at March 31, 2003 and June 30, 2002
Capital assets	64	319	459	486	233	219	742	689	1,498	1,713

3.	Segment Disclosures (unaudited — in millions of US dollars)

	Compania				Compania				Corporate,
	Minera Cerro		Highland Valley		Minera				Development and
	Colorado		Copper		Antamina		Other Mining		Exploration		Total

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Segmented Earnings
For the Nine Months Ended March 31, 2003 and 2002
Mining revenue	160	153	55	56	120	77	24	21	—	—	359	307
Cost of operations	89	78	42	43	64	46	23	14	—	—	218	181
Depreciation and amortization	33	34	7	10	30	19	1	3	—	—	71	66

Segment profit	38	41	6	3	26	12	—	4	—	—	70	60

Corporate expenses									(4)	(11)	(4)	(11)
Interest expense									(24)	(18)	(24)	(18)
Exploration									—	(2)	—	(2)
Investment and other income									9	18	9	18
Income and mining taxes									(19)	(21)	(19)	(21)

	38	41	6	3	26	12	—	4	(38)	(34)	32	26
Associated company:
Equity in net earnings	—	—	—	—	—	—	—	—	11	7	11	7

Net earnings (loss) for the period	38	41	6	3	26	12	—	4	(27)	(27)	43	33

Segmented Cash Flow
For the Nine Months Ended March 31, 2003 and 2002
Operating activities	70	72	19	12	(9)	—	3	4	14	(7)	97	81

Capital expenditures	16	38	1	2	8	74	3	—	—	(10)	28	104

Geographic Data

	Canada		Chile		Argentina		Peru		Total

For the Nine Months Ended March 31, 2003 and 2002
Mining revenue	79	77	160	153	—	—	120	77	359	307

4.	Guarantees

Effective January 1, 2003 the new CICA Accounting guideline 14 requires disclosure of certain guarantees binding on corporations.

(a)	The company has provided a several guarantee of its 33.75% share of Antamina’s senior debt. Rio Algom’s share of such debt amounted to $398 million at March 31, 2003 (June 30, 2002 – $424 million). The guarantee increased to a maximum of $445 million in August 2002 as Antamina drew fully on its senior debt facilities. The first repayment of the senior debt of $24 million (Rio Algom’s share) was made in September 2002. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate. Rio Algom’s share of the debt is reported on the balance sheet as a liability element.

(b)	Other material guarantees provided:

- Letter of credit of $7 million and letter of credit of $10 million in favour of Canadian Nuclear Safety Commission, required to cover the cost of rehabilitation of certain closed mines in Canada in event of default by the company to fulfill its obligation. The liability is provided for on the balance sheet.

- Letter of credit of $4 million in favour of Royal Trust, expiring in July 2003, provided for executives after the change of control of the company. Payments have been made to the individuals and any outstanding balance is provided for on the balance sheet.

5.	Shareholders’ equity and convertible debentures

At March 31, 2003, the company had 65,505,788 common shares.

On November 27, 2002, Rio Algom Limited announced that it would redeem, effective February 1, 2003, all of the C$353,378,000 outstanding 5.5% convertible unsecured subordinated debentures. Commencing at the end of November 2002 the convertible debentures are disclosed as current debt instead of shareholders’ equity and therefore accrued interest from that date is charged to the statement of earnings.

On January 31, 2003 all of the outstanding 5.5% convertible debentures were redeemed.

6.	Change in reporting currency

Effective the third quarter ended March 31, 2002, the company’s financial statements are being reported in US dollars. US dollars have been adopted as the company’s functional currency.

7.	Sale of Equity Interest in Alumbrera

On March 25, 2003, the company announced that Wheaton River Minerals Ltd. (“Wheaton”) agreed to purchase Rio Algom’s 25% equity interest in the Alumbrera copper-gold mine (MAA) in Argentina for a purchase price of $180 million. Wheaton also agreed to purchase interest receivable from Alumbrera for a value of $9 million.

On April 8, the company announced that certain amendments to the terms of the above agreement had been reached with Wheaton and Northern Orion Explorations Limited (“Northern Orion”). Under the amended arrangements, Wheaton and Northern Orion will, through a jointly owned acquisition company, acquire Rio Algom’s interests in Alumbrera.

The amended agreement states that not less than $130 million of the purchase price will be payable on closing scheduled for June 23, 2003. Payment of up to $50 million of the purchase price may be deferred by the purchaser until May 30, 2005. Any deferred payment will bear interest at LIBOR plus 2% and will be secured by the interests in the Alumbrera Project by the purchaser.

Completion of the transaction is subject to the satisfaction of certain conditions, which are yet to be received, as follows:

a)	all necessary third party consents, including the consents of lenders to MAA, all necessary governmental, regulatory, board and internal approvals shall have been obtained;

b)	All conditions to the sale set forth in the MAA Shareholders Agreement with MIM Holdings Limited, the indirect owner of 50% of MAA, shall have been complied with;

c)	Rio Algom and its affiliates shall have received releases satisfactory to Rio Algom of all liabilities and obligations of Rio Algom and its affiliates in respect of MAA, the Alumbrera Project and the MAA Financing; and

d)	Northern Orion’s obligations are subject to it obtaining the required funding for its share of the purchase price and to certain confirmatory due diligence.

Rio Algom’s investment in Alumbrera is accounted for on an equity basis. Rio Algom’s net investment in Alumbrera (inclusive of loans and interests) was $233 million at March 31, 2003 and $219 million at June 30, 2002. It’s share of equity in net earnings of MAA was $11 million and $7 million respectively, for the 9-month periods ending March 31, 2003 and March 31, 2002.

Rio Algom Limited
Management’s Discussion & Analysis
For The Nine Months Ended March 31, 2003

Overview

Rio Algom Limited (“Rio Algom”) is an international mining company and is an indirect wholly owned subsidiary of BHP Billiton Plc, a global natural resources company. Rio Algom and its subsidiaries and investees produce copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

Rio Algom’s mining operations include the wholly owned Cerro Colorado copper mine in Chile, a 33.6% partnership interest in Highland Valley Copper in British Columbia, a 33.75% interest in the Antamina copper-zinc mine in Peru, a 25% equity investment in the Alumbrera copper-gold mine in Argentina, a 25% royalty interest in the Polaris zinc-lead mine in the Canadian Arctic which closed in September 2002 and a 29.1% joint venture interest in the Bullmoose Coal mine in British Columbia. The company has also a wholly owned copper project at the feasibility stage in Chile.

On October 1, 2001 the Antamina copper-zinc project commenced commercial production, four months ahead of schedule.

Effective the third quarter ended March 31, 2002, the company’s financial statements and attached notes are being reported in US dollars. The US dollar has been adopted as the company’s functional currency.

All currency references herein are to U.S. dollars unless otherwise specified. Reference to Canadian dollars is indicated by the symbol “C$”.

Cash Profile and Liquidity

Cash and cash equivalents at March 31, 2003 were $243 million compared to $206 million at June 30, 2002.

Cash flow from operating activities for the third quarter ended March 31, 2003 was $53 million compared to $38 million the previous year. Cash from operating activities went up, due mainly to a combination of higher earnings and lower use of working capital. Cash flow from operating activities for the nine months ended March 31, 2003 was $97 million compared to $81 million the year before.

Financing activities for the third quarter ended March 31, 2003 were a negative $260 million compared to a positive $1 million in the same quarter of last year. This current quarter included $232 million of disbursement to redeem all of the C$353,378,000 outstanding 5.5% convertible debentures and $23 million for the repayment of the senior project debt at Antamina (Rio Algom’s share). Financing activities for the year to date were a negative $275 million and a positive $35 million for the nine months ended March 31, 2003 and 2002 respectively.

Capital expenditures for the quarters ended March 2003 and 2002 were related partly to Cerro Colorado and partly to Antamina. Costs to complete approved capital projects are financed through cash flow generated from operating activities.

Rio Algom Limited had a loan receivable from a wholly owned Canadian subsidiary of Billiton Plc with a maturity date of February 1, 2003, reported in current assets. The interest rate on the loan was 6 month LIBOR plus 0.75% per annum. The balance outstanding of $224 million was repaid on January 31, 2003. At June 30, 2002 the loan receivable was $247 million. BHP Billiton Plc had unconditionally and irrevocably guaranteed the loan as to both principal and interest. In the third quarter ended March 31, 2003, the company reported this loan interest income of $1 million (year to date: $5 million), under investment and other income (2002 – $2 million for the quarter and $8 million for the year to date).

Results of Operations

Rio Algom reported net earnings of $22 million for the third quarter ended March 31, 2003. Revenue was $130 million and operating profit was $33 million. In the third quarter of last year, the company’s net earnings were $17 million with sales of $113 million and operating profit of $20 million. This quarter’s higher earnings resulted mainly from higher average realized copper prices partly offset by lower sales volume. Rio Algom’s net earnings for the nine months ended March 31, 2003 were $43 million compared to $33 million for the same period the year before.

All production references herein are to payable pounds or payable ounces.

Cerro Colorado

Cerro Colorado reported revenue of $65 million for the third quarter ended March 31, 2003, compared to $51 million in the third quarter of March 31, 2002. Copper sales were 86 million pounds for this current quarter, up 18% from the 73 million pounds sold in the same period last year. The average realized copper price went up 6%, from $0.72 in 2002 to $0.76 in 2003. Copper production of 71 million pounds for the third quarter of this year was up 3% compared to 69 million pounds in the third quarter of last year. The average cash operating costs were $0.39 per pound in 2003, down 3% from the $0.40 per pound in 2002. Operating profit for the three months ended March 31, 2003 was $19 million compared to $12 million in the same quarter the year before, due to higher sales and higher average copper price.

Antamina

     The Antamina copper-zinc project commenced commercial production on October 1, 2001. Rio Algom’s share of the project’s revenue and operating profit for the third quarter ended March 31, 2003 was $40 million and $12 million respectively compared to $44 million and $8 million respectively for the third quarter ended March 31, 2002. Rio Algom’s share of sales of copper and zinc for the three months ended March 31, 2003 amounted to 50 million pounds and 34 million pounds respectively and its share of production at the Antamina mine was 52 million pounds of copper and 45 million pounds of zinc. Rio Algom’s share of sales of copper and zinc for the third quarter of last year amounted to 64 million pounds and 51 million pounds respectively and its share of production at the Antamina mine was 55 million pounds of copper and 42 million pounds of zinc. The average realized copper price was $0.79 per pound for 2003 compared to $0.74 for

2002. The average cash operating cost after by-product credits was $0.43 per pound of copper for this current quarter and $0.40 per pound of copper for the third quarter of last year. Rio Algom has provided a several guarantee of its 33.75% share of Antamina’s senior debt during the pre-completion period. Rio Algom’s share of such debt amounted to $398 million as of March 31, 2003. Antamina is now into its completion test period. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

Highland Valley Copper (“HVC”)

Rio Algom’s share of revenue and operating profit was $15 million and $2 million respectively for the third quarter ended March 31, 2003 compared to $12 million and a loss of $2 million for the previous year’s third quarter. The average realized copper price for this quarter was $0.77 per pound compared to $0.61 per pound for the same quarter of last year. Rio Algom’s share of copper sales was 22 million pounds for the three months ended March 31, 2003 compared to 26 million pounds the year before. Rio Algom’s share of copper production at HVC was 29 million pounds for the quarter ended March 31, 2003, compared to 32 million pounds for the third quarter of last year. Average cash costs of $0.57 per pound in 2003 were up 12% from $0.51 per pound in 2002. Currency hedges reduced HVC’s average realized copper price by $0.07 per pound in the quarter ended March 2002. The currency hedges expired at the end of December 2002.

Alumbrera

Rio Algom’s investment in Minera Alumbrera is accounted for on an equity basis. Rio Algom’s share of net earnings was $4 million for the third quarter ended March 31, 2003 compared to $5 million for the comparable period the year before.

Other Mining

Other mining comprises a 25% royalty interest in the Polaris zinc-lead mine and Rio Algom’s 29.1% joint venture interest in the Bullmoose Coal mine. Revenue of both operations for the second quarter ended March 31, 2003 was $10 million with no operating profit compared to revenue of $6 million and operating profit of $2 million for the quarter ended March 31, 2002.

Polaris mine ceased its operations in September 2002 after exhausting its ore reserves.

The Bullmoose Coal mine is expected to exhaust its reserves in the calendar year 2003 and the operations will then be permanently closed. The mine has been operating since production began in 1983.

Expenses

Corporate expenses for the third quarter ended March 31, 2003 were $1 million, same as for the third quarter of last year. Exploration costs were close to nil for the third quarter of this year as well as last year. Interest expense was $8 million in this current quarter compared to $7 million for the same quarter last year.

Risks and Uncertainties

Commodity Price Risk

The price of copper is the most significant factor influencing the profitability of Rio Algom. For the third quarter ended March 31, 2003, the company’s average realized copper price excluding Alumbrera, was $0.77 per pound compared to $0.71 per pound in third quarter of last year.

Currency Risk

In 1998, Rio Algom entered into foreign exchange contracts involving approximately C$90 million per year over five years. These positions were intended to hedge the company’s exposure to currency risk at HVC, which incurs operating expenses in Canadian dollars, but receives sales revenue in US dollars. The average exchange rate on the contracts when established was C$1.00 to US$0.70. The remaining contracts expired in December 2002.

Mining Risk

The business of mining for metals is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground failures, changes in the regulatory environment, delays in the permitting and licensing of new projects and natural phenomena such as inclement weather conditions, floods and earthquakes.

Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the company maintains insurance against risks that are typical of the mining industry, such insurance may not provide adequate coverage under all circumstances.

Estimates involving metal recoveries and capital and operating costs are based upon feasibility studies, which assess anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, facility and equipment requirements, environmental and reclamation activities and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns as estimated in feasibility studies.

Political and Financial Market Risks

Adverse political and economic developments can affect the performance of an investment. While project-financing arrangements may contain exclusions for certain political risks, including those covered by political risk insurance taken out by the relevant bank syndicate, the company’s equity investment in these projects is not covered.

Outlook

The business environment remains uncertain in the short term, but we have seen improvement of the copper price in the last quarter. Looking forward, we believe that the copper market outlook remains favourable. Once world industrial production growth returns to more normal levels, we would expect a rapid reduction in world inventories and the associated reversion of base metals prices to their long-term trends.

Caution Regarding Forward-Looking Information

Some of the disclosures included herein respecting production and production capacity, mineral reserves, resources and grades, mine life expectations, mining and treatment methods, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions, represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others: the risks and uncertainties described earlier and in the financial statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower-than-expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2003		RIO ALGOM LIMITED (Registrant)

	By:	/s/ Glenn Kellow Name: Glenn Kellow Title: Chief Financial Officer